TAHOE REPORTS Q1 2018 FINANCIAL RESULTS AND PROVIDES UPDATE ON 2018 GROWTH PROJECTS
VANCOUVER, British Columbia – May 2, 2018 – Tahoe Resources Inc. (“Tahoe” or the “Company”) (TSX: THO, NYSE: TAHO) today announced financial and operating results for the first quarter ended March 31, 2018. The Company produced 90,900 ounces of gold during the quarter at total cash costs and AISC of $793 and $1,158 per ounce, respectively. The Company ended the quarter with approximately $254 million in total availability including cash and cash equivalents of $54 million, a $175 million undrawn credit facility plus $25 million accordion, and no bank debt.
Ron Clayton, President and CEO of Tahoe: “Earnings this quarter continued to be impacted by the Escobal mine suspension and our ongoing care and maintenance costs to maintain readiness for restart. However, we are encouraged by the constructive public statements made by the new Constitutional Court President in Guatemala and we have had productive dialogue at the Casillas roadblock. We believe we are well-positioned to resume operations at Escobal once a positive court ruling is received. On the gold side of the business, we produced 90.9 thousand ounces during the quarter. And as previously guided, 2018 production is expected to be weighted to the second half of the year with lower costs and we remain on track to achieve our 2018 production and cost guidance. In the first quarter, we also successfully refinanced our revolving credit facility and repaid $35 million in debt, leaving us with zero bank debt on the balance sheet. Conservative capital management remains a hallmark of Tahoe's management philosophy and it will allow us to comfortably complete the construction of the Bell Creek shaft and the Shahuindo Expansion this year, positioning us to achieve our target of approximately 500,000 ounces of gold production in 2019."
Key Financial and Operating Results

$ millions unless otherwise indicated	Q1 2018	Q1 2017
Revenue	$139.9	$251.0
Earnings (loss) and total comprehensive income (loss)	$(6.9)	$74.7
Earnings (loss) per share	$(0.02)	$0.24
Adjusted earnings (loss)(1)	$(7.2)	$75.1
Cash provided by operating activities	$30.5	$97.2
Cash provided by operating activities before changes in working capital(1)	$38.5	$132.9

Silver Production (moz)(3)	—	5.7
Gold production (koz)	91	119
Total cash cost per silver oz produced ($/oz)(1)(2)	$—	$5.73
AISC per silver oz produced ($/oz)(1)(2)	$—	$8.11
Total cash cost per gold oz produced ($/oz)(1)(2)	$793	$574
AISC per gold oz produced ($/oz)(1)(2)	$1,158	$860
Sustaining capital	$22.6	$17.3
Project capital	$36.5	$15.5
Exploration expense	$2.7	$4.2
Corporate G&A(4)	$11.8	$11.7
Weighted average shares outstanding (basic, in millions)	313.19	311.95

(1)	See “Cautionary Note on Non-GAAP Financial Measures” at the end of this press release.

(2)	Total cash costs and AISC are presented net of by-product credits.

(3)	No silver was produced from Escobal during Q1 2018 while the mine remained on care and maintenance.

(4)	Corporate G&A includes non-cash, stock-based compensation.

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Q1 2018 Summary & Highlights:
Production on track at La Arena, Shahuindo, and Bell Creek; Costs higher during Q1 2018 – Q1 2018 gold production totaled 90.9 thousand ounces at total cash costs and AISC of $793 and $1,158 per ounce, respectively. Production at the La Arena, Shahuindo and Bell Creek mines met plan during the quarter. Unfortunately, production at Timmins West was 76,000 tonnes less than planned due to paste fill delays associated with extreme cold weather in January and mechanical issues in February (issues that have both subsequently been resolved). These conditions resulted in changes to the mining sequence that included lower ore tonnage mined from lower grade stopes. Overall, total cash costs for the gold operations were slightly higher than full-year guidance costs of $725 to $775 per ounce due to the issues encountered at the Timmins West and slightly higher cost ounces produced in Peru as we continue with the Shahuindo Expansion. Production is weighted to the second half of the year with lower costs and the Company remains on track to meet the 2018 full-year cost and production guidance.
Earnings impacted by Escobal suspension – Loss of $6.9 million ($0.02 per share) was negatively impacted by the ongoing suspension of mining activities at Escobal which resulted in no material revenue for the quarter, compounded by care and maintenance costs of $10.4 million ($0.03 per share).
Positive cash flow of $38.5 million before changes in working capital – Cash flow provided by operating activities before changes in working capital totaled $38.5 million for the quarter, despite the ongoing suspension at Escobal.
Liquidity position of $253.6 million and zero debt – Tahoe ended the quarter with $53.6 million in cash and cash equivalents. In addition, during the quarter, the Company revised its revolving credit facility for access to $175 million plus a $25 million accordion, structured on the gold operations alone, for total availability of $200 million. The Company also repaid $35 million in debt in Peru during the quarter, leaving the Company with no bank debt outstanding and less than $8 million in capital leases.
Shahuindo Expansion on track for 36,000 tpd ramp-up by year-end – Commissioning of the 12,000 tpd crushing and agglomeration ("C&A") circuit was substantially completed and construction ramp-up was initiated during the quarter, although a number of typical commissioning issues were experienced during start-up operations. Engineering and procurement for the 24,000 tpd circuit is significantly advanced with initial construction starting during the quarter. The construction of the primary projects for the full 36,000 tpd expansion is now scheduled to be completed in early Q4 2018, with ramp-up and commissioning to be completed by year-end. This schedule is not expected to impact annual production guidance. Secondary projects required to support the expanded mine and leach pad footprint are expected to be completed throughout 2019.
In terms of costs, the expansion project remains on track with the original guidance. The Shahuindo Expansion includes the 36,000 tpd C&A circuit (with estimated capital guidance of $80 million) as well as the expansion of the adsorption, desorption and refining ("ADR") plant to 36,000 tpd, the installation of a 220kv transmission line and substation, leach pad 2B and other associated secondary projects such as the water treatment facilities. Total estimated cost for the Shahuindo Expansion (including the $80 million C&A circuit) is $170 to $180 million, which is in line with the original guidance. $86.5 million has been spent through March 31, 2018 ($20.3 million in Q1 2018), with an additional $35 million committed. Approximately $30 to $35 million of the total Shahuindo Expansion budget is expected to be spent for the secondary projects in 2019.
Bell Creek shaft progressing towards completion in early Q4 2018 – The Bell Creek shaft project continues to make significant progress. While the Company reiterates its annual production guidance, the schedule has shifted marginally and construction is now expected to be completed in early Q4 2018, with final commissioning and full ramp-up by year-end. All lateral development and sinking of the lower portion of the shaft project has been completed. Excavation of the third and final pilot raise from the shaft bottom is also complete and enlarging of this pilot raise is all that remains to be completed for the vertical development of the shaft. Surface construction activities increased during the quarter with multiple tasks in the hoist room and headframe. The shaft project is now expected to be within 5% of the original $80 million guidance. Approximately $60.5 million has been spent through March 31, 2018 ($8.9 million spent in Q1 2018). Of the remaining amount, the Company has approximately $12 million committed.
Timmins West optimization is a priority during in 2018 – The Company is focused on optimizing operations at Timmins West in 2018. Costs were negatively impacted during the quarter by lower production than planned which was primarily driven by paste fill delays, mechanical issues and lower grade. The February mechanical issues have been resolved and March production showed improvements. Efforts to rework the mine plan are underway in order to enhance flexibility in the stoping sequence and to maximize the development of stopes in ore rather than in waste. In addition, various cost efficiency measures are underway which will be completed throughout the year.
Mineral Resources and Mineral Reserves updated – On February 15, 2018, the Company released updated Mineral Resources and Mineral Reserves effective January 1, 2018, including updated Mineral Resources for the La Arena II project and increased Mineral Resources and Mineral Reserves at Shahuindo from discoveries proximal to the Shahuindo pit. The Company's gold Mineral Reserves increased 12% year-over-year net of 2017 production and Measured and Indicated gold Mineral Resources increased 33% year-over-year.

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Joined UN Global Compact & Developing an Indigenous Peoples Policy – Tahoe announced that it has joined the United Nations Global Compact (UNGC), the world’s largest corporate sustainability initiative during Q1 2018. As an official participant of the UNGC, Tahoe joins other international businesses, including a number of industry-leading mining companies, in committing to align its strategies and operations with the ten principles of the UNGC on human rights, labor, environment and anti-corruption. Tahoe also announced its intention to develop a comprehensive Indigenous Peoples Policy during 2018 which is currently underway.

La Arena Strike Update:
The Company first reported on the ongoing labor strike at its La Arena mine in Peru on April 22nd. As a reminder, Tahoe Peru is currently in an active collective bargaining period with the La Arena Union which occurs annually. The Union represents approximately 65% of an almost 700 person workforce at La Arena. The Company recently paid the workers its annual profit sharing as defined by Peruvian Labor Law. Profit sharing is not part of the collective bargaining agreement, but is applicable to all mines in Peru as defined by regulatory requirements. However, the La Arena Union has delayed the collective bargaining process by requesting that they be provided a guarantee payment rather than actual profit sharing as established in the Labor Law.
The Ministry of Labor has formally declared the strike illegal. As a result, the Company is not paying employees who do not report for work, and the Company believes it is now legally within its rights to terminate those employees on strike.
Subsequent to the Union strike, certain community members of Caserio La Arena also voiced complaints and temporarily obstructed the primary access gate to the mine. These community members have made additional demands above the increased profit sharing issue raised by the La Arena Union.
Specifically, these La Arena community members are seeking additional work for their general contractor, Golden. The current scope of work was agreed to after a joint review by Tahoe Peru and the community in Q4 2017 which resulted in Tahoe Peru awarding Golden a unique civil works agreement that directly, and significantly, benefits the La Arena community. There are limited additional opportunities for work that have not already been assigned to other contractors.
The Company has taken appropriate steps to minimize the impact of the strike on operations. Leaching and processing operations have been maintained at capacity throughout the strike while mining operations have been intermittent.
The Company is in active dialogue with the La Arena Union and the applicable Caserio La Arena community members, and is looking forward to achieving a solution in the near-term. However, the Company is prepared to take the time necessary to ensure continued, long-term viability of operations for the benefit of all of our stakeholders, including our employees and the communities in which we operate. The Company will provide notice once an agreement is reached.

Guatemala Update:
Update on Escobal Mining License and Export Credential – On July 5, 2017, the Company was notified that the Supreme Court of Guatemala issued a provisional decision in respect of the action against the Guatemalan Ministry of Energy and Mines ("MEM") that suspended the Escobal mining license of the local subsidiary, Minera San Rafael ("MSR"), until the underlying civil claim was fully heard on the merits. On September 10, 2017, the Supreme Court issued a definitive decision on the merits of the underlying claim and reinstated Escobal’s mining license. The ruling allowed Escobal to restart operations immediately and to continue to operate during consultation. The ruling also ordered MEM to consult with the Xinka indigenous communities within a certain geographic area within 12 months. CALAS, a Guatemalan anti-development group, and other interested parties appealed the Supreme Court’s decision reinstating the Escobal license to the Constitutional Court, which heard the matter on October 25th, 2017. The Constitutional Court was expected to rule on the appeals before the end of 2017, but has not yet ruled. Given the delay, we cannot predict when the Constitutional Court will rule on the issue of the Escobal license suspension.
However, on March 8, 2018, the Constitutional Court requested that additional information in the case be provided by certain third parties, including original copies of documents submitted in July 2017, as well as an anthropological study of the surrounding communities to establish the current populations of indigenous people in San Rafael las Flores and several surrounding communities, a third-party review of the Escobal Environmental Impact Study and the mitigation measures required by the study, and a third-party review of the Ministry of Energy and Mines’ consultation process that led to the initial mining license being granted in 2013. All requested information was provided to the Constitutional Court by the third parties on April 10th.
On April 14, 2018, Dina Ochoa was appointed as the new Constitutional Court President, an appointment which changes annually. Since her appointment, Magistrate Ochoa has publicly stated it is her priority to expedite unresolved cases, including the Escobal license appeal.
In June 2017, the Company filed its annual request to renew the export credential with MEM. However, MEM did not renew the credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license, since a mining license is required in order for an export credential to be issued. The credential therefore expired in August 2017. The Company expects that MEM will renew the export credential in the event of a positive ruling from the Constitutional Court reinstating the mining license.

3

Update on Guatemala Road Block – Since June 7, 2017, a group of protesters near the town of Casillas has blocked the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine. Operations were reduced between June 8 and June 19, 2017 and were ultimately ceased on July 5, 2017, following the Supreme Court’s provisional decision to suspend the Escobal mining license while the case against MEM was heard on the merits.
The roadblock has limited the transport of necessary supplies and fuel for the purpose of mine maintenance and environmental mitigation measures while the mine remains closed. While some of the protestors are residents of Casillas, which is approximately 16 kilometers from the mine, many more are from outside the municipality. The Company has reason to believe the blockade is politically motivated and substantially funded by anti-mining groups.

MSR representatives have continued to engage with community leaders, indigenous groups, government agencies, and international mediation experts to positive effect. The Company's efforts aimed at peacefully resolving the roadblock have made significant headway in recent weeks and constructive dialogue continues today.
Conference Call
Tahoe’s senior management will host a conference call and webcast to discuss the Q1 2018 results on Thursday, May 3, 2018 at 10:00 a.m. ET (7:00 a.m. PT). To join the call, please dial:
1-800-319-4610 (toll free from Canada and the U.S.)
+1-604-638-5340 (from outside Canada and the U.S.)
The webcast will be available on the Company’s website at http://www.tahoeresources.com/investor-relations/, as will a recording of the call later in the day. Complete financial results for Q1 2018 including the Company’s Management Discussion & Analysis and other filings will be posted on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and on the Company’s website.
About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate mines to world standards and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.
Qualified Person Statement
Technical information in this press release has been approved by Charlie Muerhoff, Vice President Technical Services, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.
For further information, please contact:
Tahoe Resources Inc.
Alexandra Barrows, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5812

4

SELECTED OPERATIONAL RESULTS
Selected quarterly segmented operational information from continuing operations for Q1 2018 and Q1 2017 was as follows:

	Q1 2018/Q1 2017
	Escobal	La Arena	Shahuindo	Timmins mines	Total
Revenues ($ 000's)	$(7)	$64,466	$25,124	$50,359	$139,942
	$113,106	$59,035	$19,448	$59,457	$251,046
Silver produced (000’s ozs)	—	6	24	4	34
	5,614	8	34	—	5,656
Gold produced (000’s ozs)	—	42	18	30	91
	3	53	20	44	119
Silver sold (000’s ozs)	—	11	25	4	39
	5,526	8	27	—	5,561
Gold sold (000's ozs)	—	49	19	38	105
	2	49	16	49	116
Average realized price (per oz)
Silver	$—	$—	$—	$—	$—
	$19.22	$—	$—	$—	$19.22
Gold	$—	$1,319	$1,328	$1,326	$1,323
	$—	$1,197	$1,208	$1,204	$1,201
Costs per ounce produced(1)
Total cash costs net of by-product credits silver	$—	$—	$—	$—	$—
	$5.72	$—	$—	$—	$5.72
Total cash costs net of by-product credits gold	$—	$619	$743	$1,068	$793
	$—	$513	$582	$645	$574
All-in sustaining costs net of by-product credits silver	$—	$—	$—	$—	$—
	$8.11	$—	$—	$—	$8.11
All-in sustaining costs net of by-product credits gold	$—	$857	$1,192	$1,562	$1,158
	$—	$683	$870	$1,070	$860
Capital Expenditures
Sustaining Capital ($ 000's)	$1,464	$6,201	$5,077	$11,290	$22,569
	$9,916	$5,905	$2,652	$14,586	$17,254
Non-Sustaining Capital ($ 000's)	$—	$—	$20,258	$16,202	$36,460
	$—	$—	$5,667	$9,829	$15,496

(1)	Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this press release.

(2)	Numbers may not calculate due to rounding.

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CAUTIONARY NOTE ON NON-GAAP FINANCIAL MEASURES
The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, and cash provided by operating activities before changes in working capital. These measures are not defined under IFRS and should not be considered in isolation. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from Escobal and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.
The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing the total operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below.
Consolidated adjusted earnings and consolidated adjusted earnings per share
The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings)” and consolidated adjusted earnings per share (“adjusted earnings per share”) as non-GAAP measures of a precious metals mining company’s operating performance. These measures have no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives other than provisionally priced trade receivables, v) gains or losses on sale of assets and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.
The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

$ thousands unless otherwise indicated	Q1 2018	Q1 2017
Earnings (loss)	$(6,862)	$74,697
Unrealized foreign exchange loss (gain)	(346)	372
Adjusted earnings (loss)	$(7,208)	$75,069

Weighted average common shares outstanding
Basic (000’s)	313,193	311,948
Diluted (000’s)	313,193	312,025
Adjusted earnings (loss) per share
Basic	$(0.02)	$0.24
Diluted	$(0.02)	$0.24

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Total cash costs before and net of by-product credits
The Company reports total cash costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute ("The Institute”) for the reporting of total cash costs (silver) and the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken alone, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.  Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.
Total cash costs per ounce of produced silver net of by-product credits incorporate all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation which are non-cash in nature, and include by-product gold, lead and zinc credits, and treatment and refining charges included within revenue.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced silver net of by-product credits to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits as the Company considers that the cost to produce the silver is reduced as a result of the by-product sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.
Total cash costs (silver)
Total cash costs per ounce of produced silver, net of by-product credits

$ thousands unless otherwise indicated	Q1 2018	Q1 2017
Total operating costs (cost of sales)(1)	$—	$53,487
Depreciation and depletion	—	(14,601)
Change in product inventory	—	140
Treatment and refining charges	—	9,271
Total cash costs before by-product credits	$—	$48,297
By-product credits(2)		(16,151)
Total cash costs net of by-product credits	$—	$32,146
Silver ounces sold in concentrate (000’s)	—	5,526
Silver ounces produced in concentrate (000’s)	—	5,614
Total operating costs (cost of sales) per ounce sold	$—	$9.68
Total cash costs per ounce produced before by-product credits	$—	$8.60
Total cash costs per ounce produced net of by-product credits	$—	$5.73

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

(2)	Gold, lead and zinc by-product credits are calculated as follows:

	Q1 2018				Q1 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	—	—	—	—	1,935	$1,309	$2,534	$0.45
Lead Tonnes	—	—	—	—	2,059	$2,588	$5,328	$0.95
Zinc Tonnes	—	—	—	—	2,801	$2,960	$8,289	$1.48

(3)	Numbers in tables may not calculate due to rounding.

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Total cash costs (gold)
Total cash costs per ounce of produced gold, net of by-product credits

$ thousands unless otherwise indicated	Q1 2018
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$43,571	$20,453	$50,794	$114,818
Depreciation and depletion	(14,406)	(5,858)	(15,996)	(36,260)
Change in product inventory	(2,937)	(687)	(2,535)	(6,159)
Smelting and refining charges	206	82	29	317
Total cash costs before by-product credits	26,434	13,990	32,292	72,716
Silver credit(2)	(178)	(410)	(84)	(672)
Total cash costs net of by-product credits	26,256	13,580	32,208	72,044
Gold ounces sold (000’s)	48.8	18.6	38.0	105.4
Gold ounces produced (000’s)	42.4	18.3	30.2	90.9
Total operating costs (cost of sales) per ounce sold	$893	$1,099	$1,337	$1,089
Total cash costs per ounce produced before by-product credits	$623	$766	$1,071	$800
Total cash costs per ounce produced net of by-product credits(3)	$619	$743	$1,068	$793

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

(2)	Consolidated silver by-product credits are calculated as follows:

	Q1 2018
	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces (000's)	39,244	$16.72	$656	$7.22

(3)	Numbers in table may not calculate due to rounding.

$ thousands unless otherwise indicated	Q1 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$31,575	$17,395	$44,421	$93,391
Depreciation and depletion	(5,968)	(6,104)	(15,168)	(27,240)
Change in product inventory	1,374	553	(904)	1,023
Smelting and refining charges	317	89	58	464
Total cash costs before by-product credits	27,298	11,933	28,407	67,638
Silver credit(2)	(131)	(469)	(103)	(703)
Total cash costs net of by-product credits	27,167	11,464	28,304	66,935
Gold ounces sold (000’s)	48.9	15.7	49.4	114.0
Gold ounces produced (000’s)	53.0	19.7	43.9	116.6
Total operating costs (cost of sales) per ounce sold	$646	$1,108	$899	$819
Total cash costs per ounce produced before by-product credits	$515	$606	$647	$580
Total cash costs per ounce produced net of by-product credits	$513	$582	$645	$574

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.

(2)	Silver by-product credits are calculated as follows:

	Q1 2017
	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	$34,196	$20.57	$703	$6.04

(3)	Numbers in table may not calculate due to rounding.

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All-in sustaining costs
The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.
All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
All-in sustaining costs (silver)
Total all-in sustaining costs per ounce of produced silver, net of by-product credits
The following tables reconciling total all-in sustaining costs per ounce of produced silver, net of by-product credits to the consolidated financial statements should be read in conjunction with the prior tables which reconcile total cash costs net of by-product credits to total operating costs.

$ thousands unless otherwise indicated	Q1 2018	Q1 2017
Total cash costs net of by-product credits	$—	$32,146
Sustaining capital(1)	—	9,916
Exploration	—	255
Reclamation cost accretion	—	61
General and administrative expenses	—	3,137
All-in sustaining costs	$—	$45,515
Silver ounces produced in concentrate (000’s)	—	5,614
All-in sustaining costs per ounce produced net of by-product credits	$—	$8.11

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures.

(2)	Numbers in table may not calculate due to rounding.
All-in sustaining costs (gold)
Total all-in sustaining costs per ounce of produced gold, net of by-product credits

$ thousands unless otherwise indicated	Q1 2018
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$26,256	$13,580	$32,208	$72,044
Sustaining capital	6,201	5,077	11,290	22,568
Exploration	313	802	1,148	2,263
Reclamation cost accretion	345	104	48	497
General and administrative expenses	3,242	2,207	2,405	7,854
All-in sustaining costs	$36,357	$21,770	$47,099	$105,226
Gold ounces produced (000’s)	42.4	18.3	30.2	90.9
All-in sustaining costs per ounce produced net of by-product credits	$857	$1,192	$1,562	$1,158

(1)	Numbers in table may not calculate due to rounding.

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$ thousands unless otherwise indicated	Q1 2017
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$27,167	$11,464	$28,304	$66,935
Sustaining capital	5,905	2,652	14,586	23,143
Exploration	74	1,001	2,026	3,101
Reclamation cost accretion	351	210	23	584
General and administrative expenses	2,679	1,819	2,031	6,529
All-in sustaining costs	$36,176	$17,146	$46,970	$100,292
Gold ounces produced in doré (000’s)	53.0	19.7	43.9	116.6
All-in sustaining costs per ounce produced net of by-product credits	$683	$870	$1,070	$860

(1)	Numbers in table may not calculate due to rounding.

The reconciliation which formed the basis for the ranges in the 2018 total cash cost and all-in sustaining cost guidance is as follows:

Total cash costs	La Arena	Shahuindo	Timmins mines	Gold
Production costs	$115,000	$70,000	$140,000	$325,000
Treatment and refining charges	—	—	—	—
Total cash costs before by-product credits	$115,000	$70,000	$140,000	$325,000
By-product credits	—	—	—	—
Total cash costs net of by-product credits	$115,000	$70,000	$140,000	$325,000

Gold ounces produced in doré (000’s)	170	90	175	435
Total cash costs per ounce before by-product credits	$676	$778	$800	$747
Total cash costs per ounce net of by-product credits	$676	$778	$800	$747

All-in sustaining costs	La Arena	Shahuindo	Timmins mines	Gold
Total cash costs net of by-product credits	$115,000	$70,000	$140,000	$325,000
Sustaining capital	35,000	15,000	45,000	95,000
Exploration	—	—	4,500	4,500
Reclamation cost accretion	1,000	1,000	1,000	3,000
General and administrative expenses	12,000	9,000	9,000	30,000
All-in sustaining costs	$163,000	$95,000	$199,500	$457,500

Gold ounces produced in doré (000’s)	170	90	175	435
All-in sustaining costs per ounce produced net of by-product credits	$959	$1,056	$1,140	$1,052

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Cash provided by operating activities before changes in working capital
Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that these measures provide useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.
The non-GAAP measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

$ thousands unless otherwise indicated	Q1 2018	Q1 2017
Cash provided by operating activities before changes in working capital(1)	$38,509	$132,851
Net cash provided by operating activities(1)	$22,147	$78,575
Basic weighted average common shares outstanding	313,193	311,948

(1)
Refer to the condensed interim consolidated statements of cash flows in the Company’s interim financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements include, but are not limited to, statements related to the following: in regards to the status of the appeals to the Guatemalan Constitutional Court (i) of the decision by the Supreme Court of Guatemala ordering MEM to conduct consultation with indigenous populations in certain designated locations in and around the Escobal Mine, (ii) of the decision by the Supreme Court of Guatemala reinstating the Company’s mining license in respect of the Escobal mine, and (iii) relating to Escobal’s export credential, the timing for such appeals to be decided and the likelihood of adverse decisions by the Constitutional Court; the timing and results of other court proceedings; the timing and likelihood of resolving the road blockage affecting the Escobal mine; the timing and likelihood of resolving the La Arena strike; timing and possible outcome of pending litigation; the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates; production and cost targets for the Company’s gold operations in 2018; the expectation of meeting production targets; growing gold production to approximately one half million ounces in 2019; the timing and cost of the overall expansion at Shahuindo, including the expansion of the adsorption, desorption and refining (ADR) plant, the power transmission line and substation, leach pad 2B and associated ancillary projects, the design, procurement, construction and commissioning of the 24,000 tpd crushing and agglomeration circuit at Shahuindo, as well as the expansion of the Shahuindo mine to a production capacity of 36,000 tpd, with construction expected to be completed early in Q4 2018 and commissioning to be completed by year-end; the estimated cost and timing of completion of the Bell Creek shaft project and tailings pond expansion, with construction expected to be completed in early Q4 2018; care and maintenance plans at Escobal; providing further updates to guidance when additional information regarding the Escobal license is available; expected working capital requirements; and the expected development of a comprehensive Indigenous Peoples Policy during 2018.
Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins Mines; studies and development efforts on the La Arena II deposit; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt and renewal of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s

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current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the ability to resolve the protests and road blockages of the Escobal Mine; the timing and amount of foregone taxes and royalties; the timing and likelihood of further workforce reductions; the timing and possible outcome of the pending appeal with the Constitutional Court; the timing and ability of the Company to resume operations in the event the suspension of the mining license to Minera San Rafael for the Escobal Mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal Mine, are renewed or re-issued and all roadblocks are resolved, and relationships with the Company’s partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver and gold; opposition to development and mining operations by one or more groups of indigenous people; actions that impede or prevent the operations of the Company’s mines; the inability to develop and operate the Company’s mines; social unrest and political or economic instability and uncertainties in the jurisdictions in which the Company operates; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; changes in national and local government legislation, taxation and controls or regulations; environmental and other governmental regulation compliance; un-appealable judicial decisions; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; fluctuations in currency exchange rates; infrastructure risks, including access to roads, water and power; and the timing and possible outcome of pending or threatened litigation and the risk of unexpected litigation. For a more detailed discussion of risks relevant to the Company, see “Description of Tahoe’s Business - Risk Factors Relating to Tahoe’s Business” and “- Risk Factors Relating to Tahoe’s Shares” in the Company’s Annual Information Form and Form 40-F, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.
CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES REGARDING RESERVES AND RESOURCES
The Mineral Resource and Mineral Reserve estimates contained in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in

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order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this press release containing descriptions of the Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS
Selected quarterly consolidated financial information from continuing operations is as follows:

$ thousands unless otherwise indicated	Q1 2018	Q1 2017
Metal Sold
Silver (000’s ozs)	39.2	5,561
Gold (000’s ozs)	105.4	115.9
Lead (000’s t)	—	2.2
Zinc (000’s t)	—	2.8
Realized Price
Silver in concentrate (per oz)	$—	$19.22
Gold in doré (per oz)	$1,323	$1,201
Lead (per t)	$—	$2,588
Zinc (per t)	$—	$2,960
LBMA/LME Price(1)
Silver (per oz)	$16.77	$17.42
Gold (per oz)	$1,330	$1,219
Lead (per t)	$2,523	$2,278
Zinc (per t)	$3,421	$2,780
Revenues	$139,942	$251,046
Total operating costs	$125,946	$146,878
Earnings from operations	$13,996	$88,283
Earnings (loss)	$(6,862)	$74,697
Earnings (loss) per common share
Basic	$(0.02)	$0.24
Diluted	$(0.02)	$0.24
Adjusted earnings (loss)(2)	$(7,208)	$75,069
Adjusted earnings (loss) per common share(2)
Basic	$(0.02)	$0.24
Diluted	$(0.02)	$0.24
Weighted average shares outstanding - Basic	313,193	311,948
Weighted average shares outstanding - Diluted	313,193	312,025
Dividends paid	$—	$18,695
Cash flow provided by operating activities	$22,147	$78,575
Cash flow provided by operating activities before changes in working capital	$38,509	$132,851
Cash and cash equivalents	$53,632	$175,397
Total assets	$3,036,318	$3,092,942
Total long-term liabilities	$293,241	$340,202
Costs per silver ounce produced(2)
Total cash costs net of by-product credits	$—	$5.72
All-in sustaining costs per silver ounce net of by-product credits	$—	$8.11
Costs per gold ounce produced(2)
Total cash costs net of by-product credits	$793	$574
All-in sustaining costs per gold ounce net of by-product credits	$1,158	$860

(1)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(2)
Non-GAAP financial measures are described in the “Cautionary Note on Non-GAAP Financial Measures” section of this press release and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Numbers may not calculate due to rounding.

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